Danske Bank

RECEIVED

2008 JAN -2 P 12:54

Group Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 45 14 56 95

Company Announcement No. 21/2007

December 6, 2007

[redacted]

08000029

SUPPL

Danske Bank launches covered bond programme

The Danish FSA has permitted Danske Bank to issue covered bonds. Consequently, Danske Bank has set up an international programme for the issuance of covered bonds worth EUR 15 billion. Danske Bank and investors may agree on other currency denominations of individual issues.

The bonds will be backed by loans granted by Danske Bank and secured on real property. The underlying loans will be divided into two cover pools: One pool, Cover Pool D, will consist of loans to Danish customers, while the other pool, Cover Pool I, will consist of loans to retail customers in other countries where Danske Bank operates.

The covered bond programme, which has been arranged by Danske Bank, French BNP Paribas and UK-based HSBC Bank, has been approved by the Luxembourg Stock Exchange. Danske Bank may subsequently apply for listing of specific issues on other stock exchanges.

The covered bond programme will give Danske Bank access to a wider investor base with a longer investment horizon than generally applies to bank funding.

The first issue under the programme is expected to be based on the loans in Cover Pool D.

PROCESSED

JAN 07 2008

THOMSON
FINANCIAL

Danske Bank
Steen Reeslev

Securities and Exchange Commission

DEC 27 2007

Office of Investor Education & Assistance

Contact: Cato Baldvinsson, Senior Vice President, tel. +45 45 12 84 10

Danske Bank

Company Announcement

Danske Bank
Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 45 14 57 01

Announcement No. 22/2007

December 13, 2007

Danske Bank issues

new supplementary capital

Danske Bank has decided to issue bonds in the amount of EUR 500 million as supplementary capital. The bonds will be issued in the European bond market and listed on the Irish Stock Exchange.

The bonds will be issued on 20 December 2007 and will mature on 20 March 2016. The coupon prevailing until 20 March 2013 has been fixed at 6.0 percent p.a. with interest payments on 20 March, commencing on 20 March 2009. From 20 March 2013, the coupon will be fixed at three-month EURIBOR plus a margin of 2.95 percentage points or the Bank may call the issue at par.

The issue, which is issued at 99.914 percent, is arranged by Danske Markets, JP Morgan Securities and the Royal Bank of Scotland.

The bonds are issued as a partly refinancing of an outstanding issue of EUR 700 million, which can be prepaid in March 2008.

Yours faithfully,
Danske Bank

Steen Reeslev

Contact person:
Tonny Thierry Andersen, CFO and Member of the Executive Committee, tel. +45 45 14 07 07

Danske Bank

Company Announcement

Group Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 45 14 56 95

Announcement No. 24/2007

December 17, 2007

Danske Bank issues Covered Bonds

In a Company Announcement dated 6 December 2007 Danske Bank announced that it had finalised a global covered bond programme.

Danske Bank has now executed the first issue of covered bonds under this programme.

The issue, which amounts to DKK 7 billion, starts on 18 December 2007 and matures on 1 January 2012. Interest is fixed at 2-week CIBOR for the period from 18 December 2007 to 1 January 2008 and subsequently at 3-month CIBOR. The issue price has been fixed at 99.889 % and the bonds will be backed by Cover Pool D.

The bonds will be registered with the Danish VP Securities Services and listed on the OMX Nordic Exchange Copenhagen.

The issue is based on demand for covered bonds from domestic investors. The Bank expects the next issue to be denominated in euros.

Danske Bank
Steen Reeslev

Contact: Cato Baldvinsson, Senior Vice President, tel. +45 45 12 84 10

END